SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Telanetix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879180107
(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49th Floor
New York, New York 10022
(212) 751-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879180107	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) FF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 287,501,703 shares of common stock (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 287,501,703 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.5%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The 287,501,703 shares of Common Stock includes 225,492,765 shares currently held and 62,008,938 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

(2)
The percentages used throughout this Schedule 13D are based upon the 348,611,054 shares that will be outstanding upon amendment to the Issuer’s certificate of incorporation increasing the Issuer’s authorized capital stock (286,602,116 shares are currently outstanding as reported in the Company’s 8-K filed on July 7, 2010 and the additional 62,008,938 shares to be delivered to the Reporting Persons upon the amendment to the Issuer’s certificate of incorporation).

CUSIP No. 879180107	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 95,833,901 shares of common stock (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 95,833,901 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 27.5%
14	TYPE OF REPORTING PERSON* OO

(3)
The 95,833,901 shares of Common Stock includes 75,164,255 shares currently held and 20,669,646 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 191,667,802 shares of common stock (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 191,667,802 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON REPORTING PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

(4)
The 191,667,802 shares of Common Stock includes 150,328,510 shares currently held and 41,339,292 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 191,667,802 shares of common stock (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 191,667,802 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 55.0%
14	TYPE OF REPORTING PERSON* PN

(5)
The 191,667,802 shares of Common Stock includes 150,328,510 shares currently held and 41,339,292 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON EREF-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,071,672 shares of common stock (6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,071,672 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.8%
14	TYPE OF REPORTING PERSON* OO

(6)
The 41,071,672 shares of Common Stock includes 32,213,252 shares currently held and 8,858,420 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON HCP-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 191,667,802 shares of common stock (7)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 191,667,802 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 55.0%
14	TYPE OF REPORTING PERSON* OO

(7)
The 191,667,802 shares of Common Stock includes 150,328,510 shares currently held and 41,339,292 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON CBG-TELA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 54,762,229 shares of common stock (8)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 54,762,229 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 287,501,703 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.7%
14	TYPE OF REPORTING PERSON* OO

(8)
The 54,762,229 shares of Common Stock includes 42,951,003 shares currently held and 11,811,226 shares to be delivered upon the amendment to the Issuer’s certificate of incorporation as described in Item 4.

CUSIP No. 879180107	SCHEDULE 13D	Page 9 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Telanetix, Inc., a Delaware corporation (the "Issuer"). The Company's principal executive offices are located at 11201 SE 8th Street, Suite 200, Bellevue, Washington 98004.

Item 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D (the “Statement”) is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”); (ii) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”); (iii) Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”); (iv) EREF-TELA, LLC, a Delaware limited liability company (“EREF”); (v) HCP-TELA, a Delaware limited liability company (“HCPT”); (vi) CBG-TELA, LLC, a Delaware limited liability company (“CBG”); and (vii) Martin M. Hale, Jr., an individual (“MH”).

The address and principal office of each of the Reporting Persons is 570 Lexington Avenue, 49th Floor, New York, New York 10022.  Each Reporting Person is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons is investment and/or investment management.  HFM is the Manager of EREF and CBG.  HCP is the Managing Member of HCPT.  HFP is the general partner of HCP.  MH is the Chief Executive Officer and sole owner of HFM and the Managing Member and sole owner of HFP.

Each of the Reporting Persons, other than EREF, HCPT and CBG solely with respect to the Common Stock deemed beneficially owned by them respectively, disclaims ownership of all shares reported in this Statement, and the filing of this Statement shall not be deemed an admission that any such entity or person is the beneficial owner of, or has any pecuniary interest in, such shares for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of EREF, HCP and CBG.  A total of approximately $10,500,000 was paid to acquire such shares of Common Stock and the Notes (as described in Item 4 below).

CUSIP No. 879180107	SCHEDULE 13D	Page 10 of 15 Pages

Item 4.	PURPOSE OF TRANSACTION.

On June 30, 2010, the Issuer entered into a securities purchase agreement, (the “Purchase Agreement”) which is referenced as Exhibit 1 hereto, with EREF, HCPT and CBG (together, the “Purchasers”), pursuant to which in exchange for $10,500,000, the Issuer agreed to issue to the Purchasers $10,500,000 of senior secured notes (the “Notes”) and 287,501,703 shares of Common Stock.  The Issuer issued the Notes and 225,492,765 shares of Common Stock to the Purchasers at the closing of the transactions contemplated by the Purchase Agreement on July 2, 2010 (the “Closing Date”).  The form of Note is referenced as Exhibit 2 hereto.  The Issuer will issue the balance of the shares of Common Stock following an amendment to its certificate of incorporation to increase the authorized capital stock to permit such issuance.

The Notes are due and payable on July 2, 2014.  The Notes are secured by all of the Issuer’s assets under the terms of a pledge and security agreement (the “Pledge and Security Agreement”) that the Issuer and its subsidiaries entered into with the Purchasers, and which is referenced as Exhibit 3 hereto.  Each of the Issuer’s subsidiaries also entered into a guarantee (the “Guarantee”) in favor of the Purchasers, pursuant to which each subsidiary guaranteed the complete payment and performance of the Issuer under the Notes, and which are referenced as Exhibit 4 hereto.  The Notes impose certain restrictions on the Issuer, including: restrictions against incurring additional indebtedness, creating any liens on its property, entering into a change in control transaction, redeeming or paying dividends on shares of outstanding Common Stock, entering into certain related party transactions, changing the nature of its business, making or investing in a joint venture, disposing of any of its assets outside of the ordinary course of business, effecting any subsequent offering of debt or equity, amending its articles of incorporation or bylaws, and limiting its ability to enter into lease arrangements.  The Issuer will be required to obtain the consent of the holders of the Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding in order to enter into a change of control transaction.

Effective as of the Closing Date, as required by the Purchase Agreement, the board of directors of the Issuer (the “Board”) appointed Martin M. Hale Jr. to the Board.  For so long as the Notes are outstanding or the Purchasers own more than 10% of the Common Stock that they purchased under the Purchase Agreement, the Board shall be comprised of five members and for so long as the Notes are outstanding or the Reporting Persons owns more than 40% of the Common Stock that they purchased under the Purchase Agreement, the Reporting Persons shall be entitled to appoint three directors of the Board.  Once none of the Notes are outstanding and the Reporting Persons own more than 20% but not more than 40% of the Common Stock that they purchased under the Purchase Agreement, they shall be entitled to appoint two directors to the Board.  Once none of the Notes are outstanding and the Reporting Persons own more than 10% but not more than 20% of the Common Stock that they purchased under the Purchase Agreement, they shall be entitled to appoint one director to the Board.  The three directors currently designated by the Reporting Persons are Martin M. Hale, Jr., James R. Everline and David Rane.  In connection with such designation, Messrs Everline and Rane have executed letter agreements (the “Letter Agreements”) in which they agreed to resign their positions as directors if the Reporting Persons were to so request.  The form of Letter Agreement is referenced as Exhibit 5 hereto.

In connection with the Purchase Agreement, the Issuer entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to file a registration statement with the SEC for the resale of the shares issued and issuable to the Purchasers under the Purchase Agreement.  The Registrations Rights Agreement is referenced as Exhibit 6 hereto.

CUSIP No. 879180107	SCHEDULE 13D	Page 11 of 15 Pages

On July 7, 2010, the Issuer announced a $3 million common stock rights offering under the terms of which the Issuer will distribute, at no charge to the holders of Common Stock, non-transferable rights to purchase up to an aggregate of 77,881,620 shares of Common Stock at a subscription price of $0.03852 per share.  The number of subscription rights to be distributed per share of the Common Stock will be announced when the Board sets a record date for the rights offering and will be set forth in a registration statement to be filed with the SEC and a prospectus distributed to stockholders of record as of the record date.  Each whole subscription right will entitle a holder to purchase one share of Common Stock at the subscription price of $0.03852 per share.  The rights will be exercisable for at least 30 days, subject to extension.

Under the terms of the Notes, the Issuer agreed to use the gross proceeds of the rights offering to redeem an aggregate of $3 million of principal amount of the Notes.  To the extent the gross proceeds of the rights offering are less than $3 million, the Purchasers will exchange the unredeemed principal amount (up to $3 million) for shares of Common Stock at an exchange price equal to the subscription price of $0.03852 per share.

The summaries of the Purchase Agreement, the Registration Rights Agreement, the Pledge and Security Agreement, the Guarantee, the Letter Agreements and the Notes are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6 to this Schedule 13D (and which are incorporated by reference to Exhibits 4.1, 10.2, 10.3, 10.4, 10.5, and 10.10 of the Form 8-K filed by the Issuer on July 7, 2010).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           See Items 11 and 13 of the cover pages to this Statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

CUSIP No. 879180107	SCHEDULE 13D	Page 12 of 15 Pages

(b)           See Items 7 and 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)           No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Purchase Agreement filed as Exhibit 1 hereto; the Notes, the form of which is attached as Exhibit 2 hereto; the Pledge and Security Agreement attached as Exhibit 3 hereto; the Guarantee attached as Exhibit 4 hereto; the Letter Agreements, the form of which is attached as Exhibit 5 hereto; the Registration Rights Agreement attached as Exhibit 6 hereto and the Joint Filing Agreement attached as Exhibit 7 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Purchase Agreement dated June 30, 2010 by and among Telanetix, Inc. and the purchasers identified therein (incorporated by reference to Exhibit No. 10.2 to the Form 8-K filed by the Issuer on July 7, 2010).

Exhibit 2: Form of senior secured notes issued on July 2, 2010 (incorporated by reference to Exhibit No. 4.1 to the Form 8-K filed by the Issuer on July 7, 2010).

Exhibit 3: Pledge and Security Agreement dated July 2, 2010 by and among Telanetix, Inc. and the purchasers identified therein (incorporated by reference to Exhibit No. 10.4 to the Form 8-K filed by the Issuer on July 7, 2010).

Exhibit 4:  Guarantee dated July 2, 2010, issued by the subsidiaries of Telanetix, Inc. (incorporated by reference to Exhibit No. 10.5 to the Form 8-K filed by the Issuer on July 7, 2010).

Exhibit 5:  Form of Letter Agreement dated July 1, 2010, between Telanetix, Inc. and each of David A. Rane and James R. Everline (incorporated by reference to Exhibit No. 10.10 to the Form 8-K filed by the Issuer on July 7, 2010).

CUSIP No. 879180107	SCHEDULE 13D	Page 13 of 15 Pages

Exhibit 6: Registration Rights Agreement dated July 2, 2010 by and among Telanetix, Inc. and the purchasers identified therein (incorporated by reference to Exhibit No. 10.3 to the Form 8-K filed by the Issuer on July 7, 2010).

Exhibit 7: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 879180107	SCHEDULE 13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2010

EREF-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HCP-TELA, LLC
By:	Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

CBG-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND PARTNERS, LLC,

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE CAPITAL PARTNERS, LP,
By:	Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

MARTIN M. HALE, JR.

/s/ Martin M. Hale
Individually

CUSIP No. 879180107	SCHEDULE 13D	Page 15 of 15 Pages

EXHIBIT 7

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 12, 2010

EREF-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HCP-TELA, LLC
By:	Hale Fund Management, LLC, its Managing Member

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

CBG-TELA, LLC
By:	Hale Fund Management, LLC, its Manager

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE FUND PARTNERS, LLC,

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

HALE CAPITAL PARTNERS, LP,
By:	Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name	Martin M. Hale, Jr.
	Title:	Managing Member

MARTIN M. HALE, JR.

/s/ Martin M. Hale
Individually